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E-Mail:	ACulbert@oppenheimer.com

March 10, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 4720

Re:	BioSante Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A
Form 8-K dated October 14, 2009
File Number: 001-31812

Dear Mr. Rosenberg:

We are responding on behalf of BioSante Pharmaceuticals, Inc., a Delaware corporation, to your letter, dated March 4, 2010, to Mr. Phillip B. Donenberg, Chief Financial Officer, Treasurer and Secretary of BioSante, regarding BioSante’s annual report on Form 10-K for the fiscal year ended December 31, 2008, definitive proxy statement on Schedule 14A in connection with BioSante’s 2009 annual meeting of stockholders and BioSante’s current report on Form 8-K dated October 14, 2009.

For your convenience, please note that your comments are repeated below in italicized type, and the numbered items below correspond to the number of the corresponding comment set forth in your letter.  BioSante’s responses are provided below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Annual Report on Form 10-K

Item 1. Description of Business, page 1

1.                                       Comment:  We note your response to our prior comment 1 and disagree with your conclusion that you are not substantially dependent on the agreement with Azur Pharma International II Limited for the following reasons:

•                  Elestrin is your only commercially available product;

•                  Azur is the only company selling Elestrin;

•                  In 2008, you received $3.325 million pursuant to your agreement with Azur, which accounted for 85% of your revenues in that year; and

•                  For the nine months ended September 30, 2009 you recognized revenues of $90,934 pursuant to the agreement, which accounted for approximately 46% of your revenues for the 9 month period.

Accordingly, please file this agreement as an exhibit to your annual report pursuant to Item 601(b)(10)(ii)(b) of Regulation S-K.

Response:  BioSante acknowledges the Staff’s views expressed in Comment No. 1 above, but respectfully disagrees with the conclusion that BioSante is “substantially dependent” upon its agreement with Azur Pharma International II Limited within the meaning of Item 601(b)(10)(ii)(B) of SEC Regulation S-K.  While BioSante acknowledges the accuracy of each of the Staff’s four bulleted points in Comment No. 1 above, BioSante, nonetheless, has reached a different conclusion than the Staff.

BioSante supplementally provides the Staff the following information and analysis.  The primary reason why BioSante has concluded that it is not “substantially dependent” upon its agreement with Azur is that BioSante is not “substantially dependent” upon Elestrin.  While it is true that Elestrin is BioSante’s only commercially available product and while it is true that in 2008, amounts received by BioSante from Azur represented a substantial portion of BioSante’s revenues during 2008, BioSante is not currently substantially dependent upon revenues (consisting of upfront, milestone and royalty payments earned on licensing and sublicensing transactions and from subcontracts) to conduct its business.  Rather, to date, BioSante has used primarily equity financing, and to a much lesser extent, licensing income and interest income, to fund its ongoing business operations and liquidity needs.

To illustrate this point, BioSante believes it is helpful to review the amount BioSante has received during each of the past three years, and in the aggregate, in equity financing, licensing proceeds and interest income to fund its operations:

	2009*	2008	2007	Total
Equity financing(1)	$12,000,000	$0	$18,329,994	$30,329,994
Licensing proceeds	$1,141,665	$3,418,291	$268,444	$4,828,400
Interest income	$11,648	$588,464	$1,095,009	$1,695,121
Total(2)	$13,153,313	$4,006,755	$19,693,447	$36,853,515

*                                         These numbers are preliminary as of the date of this letter and remain subject to change.

(1)                                  Represents gross proceeds received.

(2)                                  Does not reflect aggregate amount of BioSante’s revenue each year as reflected on BioSante’s financial statements.

As reflected in the table above, licensing and royalty proceeds have comprised only 13 percent of the total amount of cash received by BioSante for use in conducting its business during the past three years; whereas, equity financing has comprised 82 percent of the total amount of cash received by BioSante during the past three years.  In 2009, equity financing comprised over 91 percent of the total.  Thus far in 2010, BioSante has raised $18 million in equity financing.

With respect to BioSante’s agreement with Azur, in December 2009, as publicly announced by BioSante at that time in a news release, BioSante entered into an agreement with Azur to monetize all or a portion of its future Elestrin royalty stream through a royalty buydown of approximately $3.0 million.  Upon execution of this agreement with Azur, BioSante received approximately $1.0 million in December 2009, $1.05 million in January 2010 and $1.1 million in February 2010.  Upon receipt of the final payment in February 2010, BioSante’s future Elestrin royalty stream was reduced to zero.  While BioSante is still entitled under its agreement with Azur to receive sales-based milestone payments of up to $140 million, such sales-based milestones are “stretch” goals that BioSante believes may not be attained in the foreseeable future or ever.  Despite these payments from Azur which are incidental to BioSante’s business, BioSante continues to believe that it is not “substantially dependent” upon its agreements with Azur primarily because BioSante is not substantially dependent upon Elestrin and is not substantially dependent upon these payments nor any future payments by Azur to operate its business.

2.                                       Comment:  We note your response to comment 2.  Please provide us with further analysis addressing the following points:

•                  The product licensed from Permatec in the June 13, 2000 license agreement;

•                  The dependence of Elestrin and LibiGel on technology or intellectual property obtained pursuant to this agreement; and

•                  Other “potential” products, as stated in your response.

Response:  BioSante supplementally provides the Staff the following information to each of the bulleted points contained in Comment No. 2 above.

The product licensed from Permatec in the June 13, 2000 license agreement

On June 13, 2000, BioSante entered into a license agreement with Permatec Technologie, AG, which is now known as Antares Pharma, Inc.  BioSante believes it is substantially dependent upon this license agreement primarily because BioSante’s rights to its primary product, LibiGel, are dependent upon this agreement.  Accordingly, a copy of this agreement and each amendment to such agreement were filed as exhibits to BioSante’s annual report on Form 10-K for the fiscal year ended December 31, 2008 as Exhibits 10.25 through 10.31.  The license agreement with Antares covers the following hormone products to treat women:  (1) LibiGel (once daily transdermal testosterone gel in Phase III clinical development under a Special Protocol Assessment for the treatment of female sexual dysfunction); (2) Elestrin (once daily transdermal estradiol (estrogen) gel approved by the U.S. Food and Drug Administration indicated for the treatment of moderate-to-severe vasomotor symptoms (hot flashes) associated with menopause and marketed in the U.S.); (3) LibiGel-E/T (once daily transdermal combination gel of estrogen and testosterone for treatment of FSD in menopausal women); and (4) Bio-E/P Gel (once daily transdermal combination gel of estrogen and a progestogen for treatment of menopausal symptoms in women).

The dependence of Elestrin and LibiGel on technology or intellectual property obtained pursuant to this agreement

As described above, BioSante’s rights with respect to both Elestrin and LibiGel are dependent upon BioSante’s license agreement with Antares.  As mentioned above, a copy of this agreement and each amendment to this agreement were filed as exhibits to BioSante’s annual report on Form 10-K for the fiscal year ended December 31, 2008 as Exhibits 10.25 through 10.31.

Other “potential” products, as stated in your response

Besides Elestrin and LibiGel, the only other BioSante products that are in development and thus represent reasonable potential opportunities for BioSante are Bio-T-Gel and The Pill Plus.  BioSante described these two products in its annual report on Form 10-K for the fiscal year ended December 31, 2008 on pages 9 and 10 under the heading “Part 1.  Business—Description of Products—Our Other Hormone Therapy Products.”  Additional detail regarding these two products and BioSante’s agreements with respect to these two products is provided in response to Comment No. 3 and Comment No. 4 below.

With respect to the other two products covered under BioSante’s agreement with Antares, besides LibiGel and Elestrin, which are LibiGel-E/T and Bio-E/P Gel, BioSante has entered into two license agreements — one with Solvay Pharmaceuticals, B.V. (which was recently acquired by Abbott Laboratories) and the other with Paladin Labs Inc..  These two license agreements are described in BioSante’s annual report on Form 10-K for the fiscal year ended December 31, 2008 on page 10 under the heading “Part 1.  Business—Description of Products—Our Other Hormone Therapy Products.” As described therein, BioSante believes that the estrogen/progestogen combination gel product licensed to Solvay is not in active development by Solvay, and BioSante does not expect its active development to occur at any time in the near future.  With respect to the development of products by Paladin Labs, no development is in process by Paladin.  Rather, BioSante will provide results of its clinical studies in addition to regulatory submissions for use by Paladin in Canada.  BioSante intends to clarify in future SEC filings the role of Paladin Labs with respect to BioSante’s products in Canada.

3.                                      Comment:  We note your responses to comment 3.  Teva Pharmaceuticals is responsible for the continued development of Bio-T-Gel and has agreed to pay milestones and royalties to you based on sales of this product.  It appears that you are substantially dependent on your agreement with this company to develop Bio-T-Gel, one of your four key products, which therefore makes this agreement material.  Please file the agreement as an exhibit and disclose the amounts paid to date, aggregate potential milestone payments and the royalty range.

Response:  BioSante acknowledges the Staff’s views expressed in Comment No. 3 above, but respectfully disagrees with the conclusion that BioSante is “substantially dependent” upon its agreement with Teva Pharmaceuticals USA, Inc. within the meaning of Item 601(b)(10)(ii)(B) of SEC Regulation S-K.  While BioSante acknowledges that the development of Bio-T-Gel is dependent upon Teva Pharmaceuticals, BioSante does not believe that BioSante is substantially dependent upon Bio-T-Gel.

BioSante supplementally provides the Staff the following information and analysis.

BioSante acknowledges that it has described the following four hormone products as “key products” in its annual report on Form 10-K for the fiscal year ended December 31, 2008 and in subsequent SEC filings:  (1) LibiGel; (2) Elestrin; (3) Bio-T-Gel; and (4) The Pill-Plus.  While BioSante believes all four products have potential to become important products to BioSante and its business, BioSante does not believe that it is substantially dependent upon any of these products, other than LibiGel.

Of all of BioSante’s hormone therapy products, BioSante believes that its LibiGel product has the most potential for commercial success. As BioSante has previously disclosed in its annual report on Form 10-K for the fiscal year ended December 31, 2008 and in its other filings with the Securities and Exchange Commission, BioSante anticipates that LibiGel, if approved by the FDA, could be a very successful product.  BioSante has expressly stated in its SEC filings and news releases that any revenue it does receive from license fees, royalties or otherwise and any funds BioSante raises from equity financings or otherwise will be used primarily to fund its continued development of LibiGel.  BioSante’s objective is to submit a LibiGel new drug application (NDA) to the FDA in mid-2011.  Because of the importance of LibiGel to BioSante’s business and potential future success, BioSante has filed the Antares license agreement covering LibiGel as described above in response to Comment No. 2 and recognizes that it is likely that if BioSante enters into an out-license agreement for LibiGel that this agreement likely would be one upon which BioSante’s business would be substantially dependent or it otherwise would be material to BioSante and its business, and at that time, BioSante would consider its obligation to file the agreement as a material contract.

Accordingly, while BioSante acknowledges that the development of Bio-T-Gel is dependent upon Teva Pharmaceuticals, BioSante does not believe that it is substantially dependent upon Bio-T-Gel or BioSante’s agreement with Teva Pharmaceuticals within the meaning of Item 601(b)(10)(ii)(B) of SEC Regulation S-K.

BioSante recognizes the Staff’s misunderstanding on this point in light of BioSante’s previous disclosures in its Form 10-K and other SEC filings that all four hormone therapy products represent “key products” for BioSante.  Accordingly, in order to avoid any confusion on this point, BioSante intends to clarify in future SEC filings the fact that BioSante considers LibiGel to be its primary “key product” with the most potential for commercial success and that all of its other hormone therapy products while they may have some potential for some commercial success in the future, BioSante does not believe that such products are “key” to its business at this time.

4.              Comment:  Similarly, we note your response to comment 4 and continue to believe the development of The Pill-Plus appears to be substantially dependent on your agreements with Wake Forest University Health Sciences and Cedars-Sinai Medical Center.  It further appears that you are substantially dependent on Pantarhei Science to develop and market this product.  As you have identified this as one of your key products, it therefore follows that you are substantially dependent on these agreements, which should be filed pursuant to Item 601(b)(10)(ii)(b) of Regulation S-K.  Please file the agreements and include in your disclosure the total amounts paid and/or received to date, aggregate potential milestone payments, maintenance payments and the royalty range.

Response:  BioSante acknowledges the Staff’s views expressed in Comment No. 4 above, but respectfully disagrees with the conclusion that BioSante is “substantially dependent” upon its agreements with Wake Forest University Health Sciences and Cedars-Sinai Medical Center or its agreement with Pantarhei Science within the meaning of Item 601(b)(10)(ii)(B) of SEC Regulation S-K.  While BioSante acknowledges that its rights to The Pill-Plus are dependent upon Wake Forest University Health Sciences and Cedars-Sinai Medical Center and the development and future sale of The Pill-Plus in the United States is dependent upon Pantarhei Sciences, BioSante does not believe that BioSante is substantially dependent upon The Pill-Plus.

BioSante supplementally provides the Staff the following information and analysis.

As explained above in response to Comment No. 4, BioSante acknowledges that it has described the following four hormone products as “key products” in its annual report on Form 10-K for the fiscal year ended December 31, 2008 and in subsequent SEC filings:  (1) LibiGel; (2) Elestrin; (3) Bio-T-Gel; and (4) The Pill-Plus.  While BioSante believes all four products have potential to become important products to BioSante and its business, BioSante does not believe that it is substantially dependent upon any of these products, other than LibiGel.

Accordingly, while BioSante acknowledges that its rights to The Pill-Plus are dependent upon Wake Forest University Health Sciences and Cedars-Sinai Medical Center and the development and future sale of The Pill-Plus in the United States is dependent upon Pantarhei Sciences, BioSante does not believe that BioSante is substantially dependent upon The Pill-Plus or BioSante’s agreement with Wake Forest University Health Sciences and Cedars-Sinai Medical Center or agreement with Pantarhei Sciences within the meaning of Item 601(b)(10)(ii)(B) of SEC Regulation S-K.

BioSante recognizes the Staff’s misunderstanding on this point in light of BioSante’s previous disclosures in its Form 10-K and other SEC filings that all four hormone therapy products represent “key products” for BioSante.  Accordingly, in order to avoid any confusion on this point, BioSante intends to clarify in future SEC filings the fact that BioSante considers LibiGel to be its primary “key product” with the most potential for commercial success and that all of its other hormone therapy products while they may have some potential for some commercial success in the future, BioSante does not believe that such products are “key” to its business at this time.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion & Analysis, page 26

Elements of our Executive Compensation Program, page 31

5.                                      Comment:  We note your response to prior comment 7 and disagree with your conclusion that no disclosure of the conceptual performance objectives and individual goals is required.  Please provide proposed disclosure for your 2009 proxy statement describing the objectives and goals.  If they were quantified, your disclosure should also be similarly quantified.  If your compensation committee does not assess the extent to which the objectives and goals were met due to an overriding factor, such as the company’s cash position, then please explain that an assessment relating to the achievement of the goals and objectives was not performed and the reason.

Response:  BioSante supplementally advises the staff that BioSante currently qualifies as a “smaller reporting company” under Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and as such is not required to provide a “Compensation Discussion and Analysis” section in its proxy statement for its annual meeting of stockholders to be held in 2010.  BioSante acknowledges the Staff’s position in Comment No. 5 and if BioSante is required in future proxy statements to include a “Compensation Discussion and Analysis” section in its proxy statement for its annual meeting of stockholders, BioSante will provide disclosure of any performance objectives and individual goals established in connection with BioSante’s annual cash bonus program and to the extent such objectives and goals are quantified, BioSante’s disclosures will be similarly quantified.  If BioSante’s compensation committee does not assess the extent to which the objectives and goals were met due to an overriding factor, such as the company’s cash position, which BioSante confirms is what happened with respect to its annual bonus program for 2008, then BioSante will explain that an assessment relating to the achievement of the goals and objectives was not performed and the reason.

* * * * *

In connection with this response, BioSante Pharmaceuticals, Inc. acknowledges that:

1.               BioSante is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               BioSante may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above response to your comment, please call me at (612) 607-7287 to discuss any further questions or comments you might have concerning BioSante’s responses.

Very truly yours,

/s/ Amy E. Culbert

Amy E. Culbert

cc:	Stephen M. Simes, BioSante Pharmaceuticals, Inc.
Phillip B. Donenberg, BioSante Pharmaceuticals, Inc.
Benjamin G. Resch, Deloitte & Touche LLP